Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED DECEMBER 10, 2019

TO THE PROSPECTUS DATED APRIL 30, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to describe our acquisition of a multifamily property.

Acquisition of Sofi Westminster

On December 10, 2019, the Company partnered with Holland Partner Group (“Holland”) through a joint venture (the “Joint Venture”) to acquire a fee simple interest in Sofi Westminster (the “Property”), a multifamily asset located in Westminster, Colorado for $81.25 million (exclusive of closing costs). The Joint Venture acquired the Property and paid related closing costs through a combination of $53.04 million of property-level debt from Freddie Mac (“Freddie”), $26.22 million funded to the Joint Venture by the Company and $2.91 million funded by Holland.

The Property is a 332-unit multifamily asset located in Westminster, Colorado. Built in 1985, the Property features a mix of one- and two-bedroom homes with floorplans averaging 754 square feet. The Property is located in the Westminster submarket within Denver’s Northwest Corridor which is home to 26 business parks comprising 12 million square feet of office space and roughly 300,000 jobs. Furthermore, the Property benefits from strong neighborhood demographics with high-quality schools and median incomes over $95,000 within a one-mile radius. The area has one of the highest concentrations of technology employment in the nation with several major technology employers within a ten minute drive of the Property.

Rents in Westminster, where the Property is located, have grown 28% since 2014 compared to 13% in downtown Denver over the same period due to the submarket’s strong demand fundamentals and lack of new supply. Over the past 12 months, the submarket’s occupancy increased to 97% and rents have grown 2%. The Adviser believes Westminster is likely to experience continued rent growth due to limited new supply as evidenced by only a few projects planned or under construction within a three mile radius of the Property. The Property faces competition from similarly situated properties in its submarket.

The Property will continue to be operated as an apartment complex and is suitable for its intended purpose. However, the business plan involves upgrading unit interiors in addition to renovating the exterior and common amenities.

The following table provides information regarding the Property:

					As of September 30, 2019		Monthly Base Rent/ Occupied Unit
Property Name	Sector	Location	Square Feet	Units	Percentage Leased	Annual Base Rent
Sofi Westminster	Multifamily	Westminster, Colorado	250,432	332	94.2%	$5,253,324	$1,399

The following table sets forth certain information with respect to the Property’s historical occupancy*:

Year	Weighted-Average Occupancy	Average Effective Monthly Base Rent per Occupied Unit
2016	94.3%	$1,170
2017	94.9%	$1,241
2018	94.7%	$1,319

*	Information prior to 2016 is not available.

The leases at the Property are generally short-term in nature and have a term of 12 months or less. As of September 30, 2019, all of the multifamily leases expire by December 31, 2020.

We expect to calculate depreciation expense for federal income tax purposes by using the straight line method over 39 years for building, five to ten years for building improvements and five to seven years for furniture, fixtures and equipment. We believe the Property is adequately covered by insurance. The amount of assessed real estate taxes in 2019 was equal to the Property’s assessed market value in 2018 multiplied by an effective tax rate of 0.59%. No single tenant occupies 10% or more of the Property’s square footage.

The Joint Venture is governed by a limited liability company agreement dated December 9, 2019 by and between one of the Company’s subsidiaries and Holland which contains customary terms and conditions. The Company owns a 90% interest in the Joint Venture and Holland owns a 10% interest in the Joint Venture. The Company will control all major decisions of the Joint Venture (subject to Holland’s consent with respect to certain limited decisions) and has the ability to trigger a sale of the Property at any time. The Company will have operational control and Holland will act as the day-to-day property manager.

The $53.04 million Freddie debt described above (the “Mortgage Loan”) is secured by a mortgage on the Property. The Mortgage Loan bears a fixed interest rate of 3.38% payable as interest-only throughout the full 84 month term of the Mortgage Loan. The Mortgage Loan has a prepayment lockout of two years followed by a defeasance penalty until the last 90 days of the loan term. The Mortgage Loan is subject to customary terms and conditions.